State of Delaware
Secretary of State
Division of Corporations
Delivered 12:43 PM 09/25/2023
FILED 12:43 PM 09/25/2023
SR 20234137688 - File Number 7054798-1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of FINLITX GLOBAL CORPORATION resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "7.7" so that, as amended, said Article shall be and read as follows:

7.7 ISSUANCE OF SHARES: The Board of Directors, at a duly called meeting, dated October 15, 2022, and by these By Laws and by the signature of the Board of Directors below, hereby authorizes two million (2,000,000) shares with a par value of $.01 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of September, 20 09/25/2023.

By: /S/ Dwayne Samuels
Authorized Officer

Title: Chief Executive Officer

Name: Dwayne Samuels
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State of Delaware
Secretary of State
Division of Corporations
Delivered 11:10 AM 09/28/2022
FILED 11:10 AM 09/28/2022
SR 20223638943 - File Number 7054798

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is FinLitX Global Corporation.

2. The Registered Office of the corporation in the State of Delaware is located at 611 South DuPont Highway Suite 102 (street), in the City of Dover, County of Kent Zip Code 19901. The name of the Registered Agent at such address upon whom process against this corporation may be served is ZenBusiness Inc..

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 200 shares (number of authorized shares) with a par value of $ .01 per share.

5. The name and mailing address of the incorporator are as follows:

Name Dwayne Samuels
Mailing Address 1504 Bay Road C703
Miami Beach Zip Code 33139

By: /S/ Dwayne Samuels
Incorporator

Name: Dwayne Samuels
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